UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

31 March 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT Logistics Italy signs a deal with Pininfarina SpA, 29 March 2006

TNT N.V. - Buyback of ordinary shares, 30 March 2006

Johnson & Johnson awards European Distribution contract to TNT Logistics,

30 March 2006

TNT N.V. - Buyback of ordinary shares, 31 March 2006

29 March 2006

TNT Logistics Italy signs a deal with Pininfarina SpA

TNT will manage the spare parts and components transportations from more than 100 suppliers for the production of the Alfa Romeo Brera

More than 100 suppliers involved in Italy and foreign countries, 650 different types of components, more than 156,000 cubic meters of materials: these are the main figures of the recent agreement between TNT Logistics Italy, leading logistics provider in Italy and Pininfarina SpA, world-famous company designing the most beautiful cars in the world and, since several years, full service provider for the Automotive industry.

According to the terms of the deal, with a total value of 12 mln Euros for 3 years, TNT Logistics Italy will manage all the component transportation flows from the suppliers to the production sites ("inbound logistics"): the components will be used for the production of the Brera, the new 2+2 sports coupé of Alfa Romeo.

TNT Logistics will collect all the materials (components, spare parts, etc...) from more than 90 suppliers in Italy and 10 foreign suppliers (in Austria, Germany, Poland and Spain) and will manage the transports, on a daily basis, towards the two Pininfarina's production sites, located in Grugliasco (TO) and San Giorgio Canavese (TO). The materials provided will be necessary for the assembly of the sports cars in the next 5 years.

"This agreement", commented Gianfranco Sgro, President and Managing Director of TNT Logistics Italy, "is another step forward for our company in the Automotive sector, in which it is leading with customers such as FIAT, Lancia, Alfa Romeo and Renault. This sector represents almost 50% of the group revenue in Italy. The reliance granted by Pininfarina, thanks to our capabilities in proposing value added and integrated logistics services, strengthen more and more the leadership of TNT Logistics both in the domestic and international market".

About Pininfarina

Pininfarina started its history in 1930, and today is one of the leading suppliers of services for the automotive sector, offering to the car producers creative solutions based on specific know-how and flexibility in each phase of design, product and process re-engineering, niche vehicles production, as a partner for "key in hand" solutions or supplier of specific services. The company has 3,000 direct employees and offices in Italy, France, Germany, Sweden, Morocco and China. The current range of vehicles produced includes five new models: Volvo C70, Alfa Romeo Brera and Spider, Ford Focus CC, Mitsubishi Colt CZC. The main customers are: Ferrari-Maserati, Peugeot-Citroën, Renault, Jaguar, Honda, Daewoo, Hyundai, AviChina, Brilliance, Chery, Changfeng, JAC.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion. The TNT Logistics web site address is: www.tntlogistics.com.

30 March 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On March 29, 2006, it purchased 285,000 TNT N.V. ordinary shares at an average price of euro 28.1494 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 161,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

30 March 2006

Johnson & Johnson awards European Distribution contract to TNT Logistics

US Healthcare Corporation Johnson & Johnson has awarded a five - year contract to operate a new European Distribution Center (EDC) to TNT Benelux & Multi Country Logistics.

The distribution center will be located in the Belgian town of Courcelles near to Charleroi, and will go live in the 3rd Quarter of 2006. The EDC is predicted to create between 120 - 160 new jobs by 2008.

Johnson & Johnson is investing 33 million Euros in this 19,000m2 state of the art facility. The aim in the longer term is to have this new EDC as the hub at the centre of a reduced and streamlined European distribution network. Patrick Rainforth, Executive Director of Distribution for Johnson & Johnson said "The distribution expertise and infrastructure within the Walloon region combined with its central location, and the opportunity to work with the regional Government and TNT Logistics were the key factors in influencing this important investment decision. We expect this EDC to play a future key role in supporting the growth of our business, and in extending our service to patients and doctors across Europe".

Onno Meij, Managing Director of TNT Benelux & Multi Country Logistics: "We are very pleased with the relationship with Johnson & Johnson. This partnership brings one of the most successful logistics companies together with one of the most innovative healthcare corporations in the world and we are very excited by the possibilities that this will create within the complex European healthcare sector. It fits in our healthcare strategy and enhances our already strong position in this sector. Furthermore, our IT-capabilities and the unique TNT Transportation Management System (TMS) will enable us to support this strategic partnership with excellent operational performance. After the recent opening of our multi-user warehouse in Willebroek this is another sign of our strong commitment and growth in Belgium."

Today the European distribution network supported by Johnson & Johnson is extensive because it has developed as the Corporation has gone through successful rapid growth and acquisition. This has resulted in some duplication of effort within the supply chain. The new DC in Courcelles will enable Johnson & Johnson to begin the process of aligning its distribution services across its many companies in Europe to fit the patient needs of the future. The Courcelles DC will be operated by TNT, and will be the flagship site serving a smaller number of other Johnson & Johnson European warehouses.

About TNT Logistics

TNT Benelux & Multi Country Logistics is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs approximately 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of EUR 3.556 billion. The TNT Logistics web site address is: www.tntlogistics.com.

31 March 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On March 30, 2006, it purchased 260,000 TNT N.V. ordinary shares at an average price of euro 28.2022 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people

(over 161,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 31 March 2006